EXHIBIT 99.1

Consolidated Financial Statements HCR ManorCare, Inc. For the years ended December 31, 2015, 2014 and 2013 With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc., which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 3 to the consolidated financial statements, the Company changed its method for reporting discontinued operations and disclosures of disposals of components of an entity effective January 1, 2015. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Toledo, Ohio

January 29, 2016

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2015	2014
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$124,982	$127,850
Restricted cash and cash equivalents	18,697	12,613
Receivables, less allowance for doubtful accounts of $100,261 and $94,309, respectively	453,386	458,957
Prepaid expenses and other assets	16,109	14,555
Income taxes receivable	2,196	12,811
Assets held for sale, less allowance for losses	134,747	9,501
Total current assets	750,117	636,287

Net property and equipment	2,628,534	2,934,441
Deferred income taxes	982,542	985,224
Goodwill	2,604,060	2,736,519
Intangible assets	300,923	303,247
Other assets	85,655	88,324
Total assets	$7,351,831	$7,684,042

Liabilities and Equity
Current liabilities:
Accounts payable	$108,233	$106,270
Employee compensation and benefits	142,273	148,307
Accrued provider assessments	29,754	16,467
Accrued insurance liabilities	137,447	139,906
Other accrued liabilities	88,557	71,015
Long-term debt and financing obligation due within one year	130,721	180,093
Total current liabilities	636,985	662,058

Long-term debt and financing obligation	5,705,648	5,928,222
Other liabilities	476,725	450,735

Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050

Equity:
HCR ManorCare, Inc. shareholders' equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	-	-
Common stock, $0.01 par value, 55,000,000 shares authorized; 46,830,718 and 45,221,535 shares issued, respectively	468	452
Capital in excess of par value	3,036,276	3,037,783
Retained deficit	(2,510,445)	(2,400,298)
Accumulated other comprehensive loss	(975)	(2,828)
Total HCR ManorCare, Inc. shareholders' equity	525,324	635,109
Noncontrolling interest	5,099	5,868
Total equity	530,423	640,977
Total liabilities and equity	$7,351,831	$7,684,042

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2015	2014	2013
	(In thousands)

Revenues	$4,079,575	$4,145,520	$4,117,000
Expenses:
Operating	3,410,538	3,423,430	3,342,920
General and administrative	137,992	149,481	151,238
Depreciation and amortization	137,437	142,867	142,569
Asset impairment	-	203,108	-
	3,685,967	3,918,886	3,636,727
Income before other (expenses) income and income taxes	393,608	226,634	480,273

Other (expenses) income:
Interest expense	(457,557)	(406,854)	(413,909)
Loss on disposal of assets	(46,720)	(1,424)	(1)
Equity in earnings of affiliated company	10,567	3,144	5,374
Interest income and other	386	3,978	1,160
Total other expenses, net	(493,324)	(401,156)	(407,376)

(Loss) income from continuing operations before income taxes	(99,716)	(174,522)	72,897
Income taxes	5,586	210,404	422,105
Loss from continuing operations	(105,302)	(384,926)	(349,208)

Loss from discontinued operations, net of taxes	(5,540)	(9,001)	(9,484)
Net loss	(110,842)	(393,927)	(358,692)
Less net (loss) income attributable to noncontrolling interest	(895)	(375)	1,129
Net loss attributable to controlling interest	$(109,947)	$(393,552)	$(359,821)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2015	2013	2013
	(In thousands)
Net loss	$(110,842)	$(393,927)	$(358,692)

Other comprehensive income (loss) from
defined benefit pension plans, net of tax	1,853	(1,874)	963
Comprehensive loss	(108,989)	(395,801)	(357,729)
Less comprehensive (loss) income attributable to noncontrolling interest	(895)	(375)	1,129
Comprehensive loss attributable to controlling interest	$(108,094)	$(395,426)	$(358,858)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Operating Activities
Net loss	$(110,842)	$(393,927)	$(358,692)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	137,437	143,992	145,964
Deferred finance fee amortization	3,401	3,507	3,484
Pension amortization	262	1,241	145
Asset impairment	-	203,108	-
Unrealized investment loss (gain)	2,208	(1,554)	3,997
Restricted stock and stock option compensation	-	120	580
Provision for bad debts	83,833	76,027	72,155
Provision for deferred income taxes	1,538	212,047	430,321
Net loss (gain) on sale of assets, securities, and other	40,615	(4,904)	(11,709)
Equity in earnings of affiliated company	(10,567)	(3,144)	(5,374)
Changes in assets and liabilities:
Receivables	(78,262)	(31,892)	(35,947)
Prepaid expenses and other assets	19,414	103,895	(5,277)
Liabilities	52,945	(83,680)	(7,065)
Total adjustments	252,824	618,763	591,274
Net cash provided by operating activities	141,982	224,836	232,582

Investing Activities
Investment in property and equipment	(81,044)	(94,849)	(95,554)
Investment in systems development	(1,555)	(384)	(1,528)
Proceeds from sale of assets	221,623	13,969	12,137
Purchase of securities	(17,277)	(23,806)	(3,187)
Proceeds from sale of securities	12,204	28,078	-
Distributions from affiliated company	-	-	939
Purchase of noncontrolling interest	(2,309)	-	-
Net change in restricted cash and cash equivalents	(3,545)	(7,346)	(7,074)
Net cash provided by (used in) investing activities	128,097	(84,338)	(94,267)

Financing Activities
Payment of debt and financing obligation	(271,946)	(153,019)	(116,135)
Payment of financing costs	(1,824)	(64)	-
Preferred dividends paid	(200)	(200)	(200)
Contributions from noncontrolling interest	1,536	-	-
Distributions to noncontrolling interest	(513)	(1,162)	(665)
Net cash used in financing activities	(272,947)	(154,445)	(117,000)

Net (decrease) increase in cash and cash equivalents	(2,868)	(13,947)	21,315
Cash and cash equivalents at beginning of year	127,850	141,797	120,482
Cash and cash equivalents at end of year	$124,982	$127,850	$141,797

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

	Shareholders' Equity
					Accum.
			Capital in		Other	Non-
	Common		Excess of	Retained	Comp.	controlling	Total
	Shares	Amounts	Par Value	(Deficit)	(Loss)	Interest	Equity
	(In thousands)
Balance at January 1, 2013	44,621	$446	$3,037,099	$(1,646,525)	$(1,917)	$6,941	$1,396,044
Stock-based compensation			580				580
Forfeited non-vested shares	(15)	-					-
Tax deficiency from stock transactions			(10)				(10)
Distributions to noncontrolling interest						(665)	(665)
Preferred dividends				(200)			(200)
Net (loss) income				(359,821)		1,129	(358,692)
Other comprehensive income					963		963
Balance at December 31, 2013	44,606	446	3,037,669	(2,006,546)	(954)	7,405	1,038,020
Stock-based compensation			120				120
Issuance of restricted stock	255	2	(2)				-
Exchange of stock options for restricted stock	374	4	(4)				-
Forfeited non-vested shares	(13)	-	-				-
Distributions to noncontrolling interest						(1,162)	(1,162)
Preferred dividends				(200)			(200)
Net loss				(393,552)		(375)	(393,927)
Other comprehensive loss					(1,874)		(1,874)
Balance at December 31, 2014	45,222	$452	$3,037,783	$(2,400,298)	$(2,828)	$5,868	$640,977
Issuance of restricted stock	1,640	16	(16)				-
Forfeited non-vested shares	(31)						-
Tax deficiency from stock transactions			(79)				(79)
Purchase of noncontrolling interest			(1,412)			(897)	(2,309)
Contributions from noncontrolling interest						1,536	1,536
Distributions to noncontrolling interest						(513)	(513)
Preferred dividends				(200)			(200)
Net loss				(109,947)		(895)	(110,842)
Other comprehensive income					1,853		1,853
Balance at December 31, 2015	46,831	$468	$3,036,276	$(2,510,445)	$(975)	$5,099	$530,423

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1.  General Information

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (collectively, the Company)  is a healthcare services provider that owns and operates skilled nursing and rehabilitation centers, assisted living facilities, memory care facilities,  hospice and home care agencies, and outpatient rehabilitation clinics.  As of December 31, 2015, the long-term care business operates in 324 centers in 26 states, with 67% located in Florida, Illinois, Michigan, Ohio, and Pennsylvania.  Hospice and home health services are based in 108 offices located in 23 states.  Rehabilitation therapy services are provided in 49 outpatient therapy clinics as well as in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of HCR ManorCare, Inc. and its wholly-owned and majority-owned subsidiaries.  Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation.   Certain prior year amounts have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and include amounts based upon the estimates and judgments of management.  Significant items subject to estimation include valuation of goodwill, other intangible and long-lived assets, allowance for doubtful accounts, deferred tax assets, self-insurance liabilities, income tax contingencies, and other contingencies.  Actual results could differ from those estimates.

The Company uses the equity method to account for an investment in an entity in which it has less than a majority interest but can exercise significant, but not a controlling, influence.  The investment, a 50% ownership and voting interest in a pharmacy business, is classified on the accompanying balance sheets as other long-term assets in the amount of $18.4 million and $18.0 million at December 31, 2015 and 2014, respectively.  The investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur.  The Company’s purchases from the business amounted to $105.8 million in 2015, $104.2 million in 2014,  and $100.7 million in 2013.  The Company had a payable to the business of $11.3 million and $11.3 million at December 31, 2015 and 2014, respectively.  The Company received dividends of $10.2 million in 2015, $3.1 million in 2014, and $5.0 million in 2013.

Unless otherwise indicated, all disclosures and amounts in the notes related to the statement of operations include only the Company’s continuing operations.  See Note 11 for a discussion of discontinued operations and Note 3 for a discussion of 2015 divestitures that did not qualify for presentation as discontinued operations.

2.  Significant Accounting Policies

Cash and Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted cash and cash equivalents primarily include resident trust funds and funds held by the Company’s captive insurance subsidiary.    Non-current restricted cash of $4.1 million and $6.7 million at December 31, 2015 and 2014, respectively, was held in a rabbi trust described below in the Marketable Securities policy.  The current portion of restricted cash and cash equivalents is reported on a separate line item of the consolidated balance sheets and the non-current portion is included in other long-term assets.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy.  Revenues are recognized as services are provided.  Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid.  Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment.  Estimated third-party payor settlements are recorded in the period the related services are rendered.  The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations.   The balance for third-party settlements was a net payable of  $20.9 million and $5.5 million at December 31, 2015 and 2014, respectively, which was included in other current liabilities.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories.  The percentage that is applied to the receivable balances is based on the Company’s historical experience for each particular pay source.  Accounts are written off when all reasonable internal and external collection efforts have been performed.

The activity in the allowance for doubtful accounts was as follows:

	2015	2014	2013
	(In thousands)
Balance at January 1	$94,309	$90,248	$90,459
Charged to costs and expenses	83,833	76,027	72,155
Deductions	(77,881)	(71,966)	(72,366)
Balance at December 31	$100,261	$94,309	$90,248

The deductions included uncollectible accounts written off net of recoveries.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided by the straight-line method over the estimated useful lives of the assets,  generally three to 10 years for equipment and furnishings and three to 40 years for buildings and improvements.  Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease.   Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.

Sale-Leaseback Financing Obligation

The Company accounts for sale-leaseback transactions as financing arrangements when, as seller/lessee, it has continuing involvement with the property sold.  The properties remain on the consolidated balance sheets after the sale-leaseback and depreciation continues over the remaining useful lives.  No gain is recognized, and proceeds received from the transaction are recorded as a financing obligation.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.  See Note 8 for discussion of the lease transactions and financing obligations.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.  Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which are recorded based on fair value.  The Company’s reporting units are consistent with its operating segments.  Goodwill has been allocated to the Company’s two reportable segments: long-term care and hospice and home health.  Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology.  In performing the review of the fair value of the reporting unit, the Company considers qualitative factors as well as quantitative factors such as cash flow analysis, which projects the future cash flows and discounts those cash flows to the present value.  The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations.  If carrying value exceeds fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis.  There were no impairments of goodwill or indefinite-lived intangible assets recorded in 2015.  See Note 6 for a discussion of the Company’s 2014 impairment charge for trademarks and tradenames and 2015 disposition of goodwill.

Asset Impairments

The carrying value of property and equipment is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed.  The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends, and other publicly available information.  If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value is adjusted to the estimated fair value.

Marketable Securities

The Company invests in  a diversified portfolio of fixed income mutual funds, which is classified as trading securities and is included in other long-term assets in the consolidated balance sheets.  Trading securities are recorded at fair value on the consolidated balance sheets with any gains or losses recognized currently in earnings.  The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for certain retirement benefits.  The investment gains and losses are included in interest income and other on the statements of operations.   There was dividend income of $2.7 million in 2015, $2.4 million in 2014, and $3.2 million in 2013.  Net realized losses of $0.5 million were recognized in earnings in both 2015 and 2014.   The net unrealized activity recognized in earnings included losses of $2.2 million in 2015, gains of $1.6 million in 2014, and losses of $4.0 million in 2013.  As of December 31, 2015 and 2014, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Risks

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located.  Provisions for estimated settlements, including incurred but not reported claims, have been provided on an undiscounted basis in the period to which the coverage relates based on internal and external evaluations of the merits of the individual claims and an analysis of claim history.  Management reviews the total liability based on the Company’s historical data and review of recent claims, cost and other trends, and records any resulting adjustments in current results of operations.  Claims are paid over varying periods, which generally range from one to eight years after occurrence.  See Note 10 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs.  Under insured programs, the Company is responsible for up to $0.5 million per occurrence.  For self-insured programs, the Company is responsible for up to $1.0 million per occurrence and maintains insurance above this amount.  The Company records an estimated liability, including incurred but not reported claims, for all losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history based on loss claim data, trends, and assumptions.  Claims are paid over varying periods and are generally fully paid within eight years.  The workers’ compensation liability had a short-term component of $22.2 million and $22.3 million at December 31, 2015 and 2014, respectively, which was included in accrued insurance liabilities, and long-term component of $41.8 million and $43.4 million at December 31, 2015 and 2014, respectively, which was included in other long-term liabilities.  The expense for workers’ compensation was $26.4 million for 2015, $25.2 million for 2014, and $28.1 million for 2013, which was included in operating expenses.

The Company also provides self-insured medical healthcare benefits to the majority of its employees and is fully responsible for all aspects of these plans.  The liabilities for self-insured general and professional claims, workers compensation claims, and healthcare benefits are estimated utilizing assumptions about damage awards with regard to unpaid claims.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions.  The Company’s credit agreement places limitations on the types of investments that can be held.  The majority of the Company’s cash equivalents are invested in money market funds.  As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions.  The Company has not sustained credit losses from instruments held at financial institutions.

Advertising Expense

The cost of advertising is expensed as incurred.  The Company recorded advertising expense of $13.9 million in 2015, $13.7 million in 2014, and $13.5 million in 2013.

Stock-Based Compensation

Compensation costs subject to graded vesting based on a service condition are amortized to expense on a straight-line basis over the service period for each separately vesting portion of the award.

Income Taxes

The Company accounts for income taxes and related accounts under the liability method.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.  In December 2015, the Company early-adopted amendments to accounting standards that require all deferred taxes to be classified as noncurrent.  The classification changes have been applied retrospectively to all periods presented, resulting in a reclassification of $16.5 million from current to non-current assets on the December 31, 2014 consolidated balance sheet.  A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized.  See Note 7 for a discussion of the Company’s valuation allowance.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes recognition and adjustments to this amount.  The Company records interest and penalties related to income taxes as income taxes in the statements of operations.

Subsequent Events

The Company has evaluated subsequent events through January 29, 2016, the date on which the financial statements were available to be issued.

New Accounting Standards (not Effective)

In April 2015, amendments to accounting standards were issued that simplify the presentation of debt issuance costs.  The amendments are effective for fiscal years beginning after December 15, 2015 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2015, amendments to accounting standards were issued that change the consolidation analysis for limited partnerships and similar entities and added additional considerations related to the consolidation of variable interest entities.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In August 2014, amendments to accounting standards were issued, which require management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  Additional disclosures are also required if an entity’s conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.   The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2014, amendments to the accounting standards regarding revenue from contracts with customers were issued that supersede most current revenue recognition guidance, including industry-specific guidance.  The new amendments may require additional disclosures.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies.  Early adoption is permitted only for reporting periods beginning after December 15, 2016.  The Company is evaluating the impact of these amendments on existing revenue recognition policies and disclosures.

3.  Significant Transactions

On January 1, 2015, the Company adopted amendments to accounting standards that changed the requirements for reporting discontinued operations.  As of December 31, 2014, the Company had two long-term care facilities classified as held for sale included in discontinued operations, which were sold in 2015.  The two facilities were included in a master lease covering the majority of the Company’s long-term care facilities.  In 2015, the Company agreed to an amendment to the lease that reduced annual rent payments and extended the lease term as further described in Note 8.  The amendment also included an agreement to sell 48 additional non-strategic long-term care facilities covered by the lease, 20 of which were subsequently sold in 2015.  The 28 remaining facilities have been classified as held for sale and stated at the lower of book value or fair value less costs to sell.  In accordance with the updated accounting standards, the results of operations of these 48 facilities were reported as continuing operations because their disposal was not expected to have a major effect on the Company’s financial results.  The pre-tax loss included in continuing operations related to facilities sold or held for sale was $88.9 million in 2015, $39.2 million in 2014, and $33.8 million in 2013.  The pre-tax loss in 2015 included a net loss on sale of assets of $46.7 million.  The remaining sales are expected to be completed in 2016.

Assets held for sale were as follows as of December 31:

	2015	2014
	(In thousands)

Net property and equipment	$127,314	$9,217
Goodwill	53,193	-
Intangible assets	2,578	284
	183,085	9,501
Allowance for losses	(48,338)	-
Assets held for sale, less allowance for losses	$134,747	$9,501

In conjunction with the master lease amendment, the Company also agreed to sell nine of its long-term care facilities to the lessor and add those properties to the master lease.  Due to the Company’s continuing involvement with these properties as the ongoing tenant, the transactions are treated as financing arrangements with no gain or loss recognition at the date of sale.  During 2015, seven of the facilities were transferred to the lessor and the remaining two are expected to be transferred in 2016.

4.  Revenues

The Company receives payment through reimbursement from:  Medicare and Medicaid programs, self-pay patients, and other third party payors.  Revenues under Medicare and Medicaid programs totaled $2.8 billion for 2015, $2.9 billion for 2014, and $2.9 billion for 2013.  See Note 16 for revenues by reportable operating segment.

5.  Property and Equipment

At December 31, property and equipment held and used consisted of the following:

	2015	2014
	(In thousands)
Property and equipment - owned
Land and improvements	$6,554	$29,738
Buildings and improvements	44,138	105,297
Equipment and furnishings	28,992	45,981
Construction in progress	5,820	10,883
	85,504	191,899
Less accumulated depreciation	24,611	45,334
	60,893	146,565
Property and equipment related to
financing obligation and capital leases
Land and improvements	442,565	455,450
Buildings and improvements	2,443,628	2,624,088
Leasehold improvements	161,952	164,457
Equipment and furnishings	182,733	190,772
Construction in progress	13,201	20,952
	3,244,079	3,455,719
Less accumulated depreciation	676,438	667,843
	2,567,641	2,787,876
Net property and equipment	$2,628,534	$2,934,441

Depreciation expense, including depreciation of assets subject to capital lease and financing obligations, amounted to $136.3 million for 2015, $141.8 million for 2014, and $141.5 million for 2013.

6.  Assets Measured at Fair Value

Fair value is a market-based measurement determined based on the assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements

The fair value of the Company’s financial assets measured on a recurring basis determined using Level 1 inputs at December 31 was as follows:

	2015	2014
	(In thousands)
Assets:
Cash and cash equivalents	$124,982	$127,850
Current restricted cash and cash equivalents	18,697	12,613
Non-current restricted cash	4,118	6,657
Trading securities	47,420	45,030
Total assets	$195,217	$192,150

The Company’s trading securities, invested in a diversified portfolio of fixed income mutual funds, are liquid and actively traded on the exchanges, and are included in other long-term assets in the consolidated balance sheets.  The funds principally invest in highly-rated, investment-grade corporate fixed income securities.  There were no transfers between Level 1 and Level 2 during 2015 or 2014.  There were no assets or liabilities classified using Level 2 or Level 3 inputs during 2015 or 2014.

Non-recurring Measurements

The fair value of the Company’s goodwill and indefinite-lived intangible assets measured on a non-recurring basis determined using Level 3 inputs at December 31 was as follows:

	Long-Term Care		Hospice and Home Health
	2015	2014	2015	2014
	(In thousands)

Goodwill	$1,941,419	$2,073,878	$662,641	$662,641

Owned trademarks and tradenames (non-amortizing)	$187,692	$187,692	$87,000	$87,000
Certificates of need (non-amortizing)	26,231	28,555	-	-
Intangible assets	$213,923	$216,247	$87,000	$87,000

The fair values of the indefinite-lived intangible assets are derived from current publicly available market data and projections for each reporting unit developed using management’s best estimate of economic and market conditions over the projected future period.  Based on this analysis, as of October 1, 2014 assessment date, the carrying value of the historical long-term care trademarks and tradenames was determined to be in excess of its fair value.   The Company recorded a pre-tax impairment charge related to trademarks and tradenames of $203.1 million  ($123.4 million net of taxes) in 2014.

In 2015, goodwill of $132.5 million related to the long-term care reporting unit was allocated to disposal groups that were sold or classified as held for sale.  The allocation methodology was based on a relative fair value approach considering the value of the businesses to be disposed in relation to the value of the retained business.  Following the allocation, the goodwill of the remaining long-term care reporting unit was tested for impairment.  Based on the impairment testing methodology described in Note 2, no goodwill impairment charges were recorded in 2015 or 2014.  Accumulated goodwill impairment charges were $772.2 million at both December 31, 2015 and 2014.

7.  Income Taxes

The provision for income taxes from continuing operations consisted of the following:

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Current:
Federal	$-	$(2,245)	$(7,182)
State and local	162	(121)	(613)
	162	(2,366)	(7,795)
Deferred:
Federal	6,246	175,478	359,492
State and local	(1,598)	36,569	70,829
	4,648	212,047	430,321

Interest and penalties expense (income)	776	723	(421)
Provision for income taxes	$5,586	$210,404	$422,105

The reconciliation of the amount computed by applying the statutory federal income tax rate to loss  from continuing operations before income taxes to the provision for income taxes was as follows:

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Income tax (benefit) expense computed at statutory rate	$(34,901)	$(61,083)	$25,514
Differences resulting from:
State and local income taxes, net of federal effect	(933)	23,691	45,640
Goodwill disposition	42,693	-	-
Employment tax credits	(2,600)	(2,925)	(4,571)
Other	1,327	2,061	175
Valuation allowance	-	248,660	355,347
Provision for income taxes	$5,586	$210,404	$422,105

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company's federal and state deferred tax assets and liabilities were as follows at December 31:

	2015	2014
	(In thousands)
Deferred tax assets:
Financing obligation	$2,170,972	$2,237,288
Goodwill	343,929	377,053
Accrued insurance liabilities	137,480	127,148
Employee compensation and benefits	54,453	48,502
Other	11,656	9,374
Net operating loss and credit carryforward	56,778	27,481
	2,775,268	2,826,846
Valuation allowance	(681,433)	(681,916)
	2,093,835	2,144,930

Deferred tax liabilities:
Depreciable/amortizable assets	1,103,382	1,149,199
Tax accounting method change	5,439	8,152
Other	2,472	2,355
	1,111,293	1,159,706

Net deferred tax assets	$982,542	$985,224

Deferred tax assets are recorded to the extent the assets will more likely than not be realized.   In making such determination, management considered all available positive and negative evidence, including reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial performance.   The projection of future taxable income requires management’s judgment in assessing industry trends and future profitability.   Based on the evaluation,  the valuation allowance was increased as of December 31, 2014 to measure only the portion of the deferred tax assets that is more likely than not to be realized.  The allowance was not changed in 2015.  The portion of the deferred tax assets considered realizable could be adjusted in the future if positive or negative developments cause a change in the amount of, or weight given to, management’s projections of future income.

The valuation allowance includes $48.0 million and $22.7 million in 2015 and 2014, respectively, related to Federal net operating loss carryforwards of $85.8 million expiring in 2034 or later and Federal tax credit carryforwards of $18.0 million expiring in 2032 or later.   The valuation allowance also includes $13.1 million and $7.1 million in 2015 and 2014, respectively, related to the Company’s state and local tax loss and credit carryforwards with expirations between 2015 and 2035.

The activity in the valuation allowance for deferred tax assets was as follows:

	2015	2014	2013
	(In thousands)
Balance at January 1	$681,916	$400,678	$538
Charged to costs and expenses	-	280,597	399,547
Other	(483)	641	593
Balance at December 31	$681,433	$681,916	$400,678

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2015	2014	2013
	(In thousands)
Balance at January 1	$15,691	$16,505	$18,296
Increases related to current-year tax positions	794	733	719
Increases related to prior-year tax positions	15	11	6
Decreases related to prior-year tax positions	(557)	(958)	(1,107)
Settlements	-	(102)	(1,002)
Lapse of statute	(445)	(498)	(407)
Balance at December 31	$15,498	$15,691	$16,505

Unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate	$10,678	$10,794	$11,192

Accrued interest and penalties at December 31	$4,406	$3,604	$3,121

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and most states.  With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2011.   Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions could decrease by approximately $3.5 million.

Income taxes paid or refunds received, including related interest, amounted to net refunds of $10.8 million in 2015, net refunds of $10.4 million in 2014, and net payments of $0.9 million in 2013.

8.  Debt and Financing Obligation

At December 31, debt and financing obligation consisted of the following:

	2015	2014
	(In thousands)
Revolving credit facility	$-	$-
Term loan	381,000	385,000
Financing obligation	5,435,564	5,703,003
Notes	106	106
Capital lease obligations	19,699	20,206
	5,836,369	6,108,315
Less amounts due within one year	130,721	180,093
Long-term debt and financing obligation	$5,705,648	$5,928,222

Revolving Credit Facility and Term Loan

The Company has  a credit agreement with a group of lenders that provides for a $175 million revolving credit facility and a  $400 million term loan.  Subject to covenant compliance, certain conditions and other limitations, borrowings under the credit agreement could be increased by up to the greater of (i) $250 million as additional, but uncommitted, loans across either of the term loan or revolving credit facility plus, in either case, an amount equal to optional prepayments of the term loan made prior to the date of increase, and (ii) the amount of additional indebtedness permitted under the applicable leverage ratio set forth in the credit agreement, less 25 basis points.  In 2015, a majority of the lenders in the group agreed to extend their portion of the revolving credit facility for two additional years beyond the original termination date of April 6, 2016.  For the two-year extension period, the revolving credit facility will have a borrowing capacity of no less than $120 million.  Both the extended revolving credit facility and the term loan will mature on April 6, 2018.  The term loan requires repayment of principal in equal consecutive quarterly installments of $1.0 million with the remaining balance being due at maturity.  In addition, there are certain mandatory prepayments based on incurrence of debt, asset sales or recovery events, and excess cash flow, as defined in the credit agreement.

The obligations under the credit agreement are guaranteed by all of the Company’s existing and subsequently acquired direct and indirect, wholly owned, domestic subsidiaries and are secured by a first lien on substantially all of the Company’s assets.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.

The interest rate on borrowings under the term loan is, at the Company’s option, a base rate (subject to a floor of 2.50%) plus a margin of 2.50%, or a Eurodollar rate (subject to a floor of 1.50%) plus a margin of 3.50%.  The interest rate on borrowings under the revolving credit facility is, at the Company’s option, a base rate plus a margin or a Eurodollar rate plus a margin.  The applicable margin for the revolving facility is based on the Company’s total senior leverage ratio, ranging from 2.00% to 2.50% for base rate loans and 3.00% to 3.50% for Eurodollar loans.  The revolving credit facility also requires a commitment fee ranging from 0.375% to 0.5%, depending on the same senior leverage ratio.  In addition to direct borrowings, the revolving credit facility may be used to support the issuance of letters of credit.  As of December 31, 2015, there were no loans outstanding under this facility.  After consideration of usage for letters of credit, $108.2 million was available for future borrowing.  The interest rate on the term loan was 5.0% at both December 31, 2015 and 2014.

Financing Obligation

The Company guarantees lease obligations under a master lease agreement covering a majority of the Company’s long-term care facilities.  See Note 3 for a discussion of 2015 amendments to the master lease.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless a specified coverage ratio is maintained.  Based on its coverage ratio, as defined in the guaranty, the Company has been restricted from making any dividend payments to common shareholders.

The master lease properties are grouped into four lease pools with initial terms that expire in 2029, 2030, 2032, and 2033.  At the Company’s option, assuming no events of default, the master lease may be extended with respect to any pool of properties.   The renewal periods extend the term of the master lease with respect to the relevant pool of properties from between six and 22 years.  If the Company elects to renew the term of the master lease with respect to any pool, the renewal is effective as to all of the properties in that pool.  The Company does not have the right to terminate its obligations under the master lease and the master lease provides purchase options only in limited circumstances such as casualty.

The Company is responsible for paying taxes, utility charges, and insurance premiums related to the master lease properties.  The lease provides for annual rent increases of 3.0% through the expiration of the initial term.  In the first year of any extension term, the rent will reset to an amount equal to the greater of (i) the then fair market rental for the properties or (ii) the rent for the previous year increased by 3.0%, and will increase in each subsequent lease year by a percentage equal to the greater of (i) 3.0% or (ii) the Consumer Price Index increase.  The Company is responsible for maintaining the properties in good order and repair and for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

The master lease defines certain events as events of default.  An event of default under the master lease would also result in a cross-default under the revolving credit facility, which could result in the acceleration of the Company’s obligations and termination of lending commitments thereunder.  Upon an event of default, there are certain remedies available to the lessor, as further set forth in the master lease.  Under certain circumstances, the lessor could require the Company to purchase the property.  There were no events of default as of December 31, 2015.

As described in Note 3, the Company entered into an amendment to the master lease effective April 1, 2015 which reduced the monthly rent payments and reset rent escalations to 3.0% for each lease year through the expiration of the initial term.  The initial lease term was also extended five years while keeping the same extension options.  As the divestitures described in Note 3 are completed, an amount equal to the net proceeds is paid to the lessor, reducing the financing obligation.  Subsequent annual rent is reduced by 7.75% of net sale proceeds and future amortization of financing obligation principal is adjusted to reflect future cash flows.

The lease amendment also includes deferred rent obligations to the lessor totaling $525.0 million, in two tranches: (i) a tranche A deferred rent obligation of $275.0 million and (ii) a tranche B deferred rent obligation of $250.0 million.  Until the tranche A obligation is paid, the Company will make additional payments to the lessor equal to 6.9% of the outstanding tranche A amount.  The lease amendment included an agreement by the Company to sell and leaseback nine long-term care facilities for an aggregate purchase price of $275.0 million and to use the proceeds to reduce the tranche A deferred rent obligation.

Until paid, the tranche B deferred rent obligation increases annually by (i) 3.0% in 2016 through 2018, (ii) 4.0% in 2019, (iii) 5.0% in, 2020, and (iv) 6.0% in 2021 and thereafter.  The deferred rent obligations are due and payable on the earlier of (i) certain capital or liquidity events of the Company, or (ii) March 31, 2029.  Payments expected to be made in cash related to the deferred rent obligations have been included in the Company’s future minimum lease payment schedule shown in Note 9.

Fair Value

At December 31, 2015 and 2014, the carrying value of the Company’s debt, excluding capital lease and financing obligations, was $381.1 million and $385.1 million,  and the fair value was $366.6 million and $364.9 million, respectively.  The fair value of the Company’s variable-rate term loan was calculated based on a quoted market price, and was classified as Level 1 in the fair value hierarchy, as described in Note 6.

Other Information

Interest paid, primarily related to debt and the financing obligation, amounted to $455.9 million in 2015, $405.9 million in 2014, and $415.2 million in 2013.

Debt maturities, excluding capital lease and financing obligations,  subsequent to December 31, 2015 are as follows:  2016 – $4.1 million; 2017 – $4.0 million; and 2018 – $373.0 million.

9.  Leases and Commitments

Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates through 2036.  Certain of the leases contain purchase options.  The Company also has a financing obligation related to a master lease.

Payments under non-cancelable operating leases, the present value of net minimum lease payments under capital leases, and minimum lease payments under financing obligations as of December 31, 2015 are as follows:

	Operating Leases	Capital Lease Obligations	Financing Obligation
	(In thousands)
2016	$8,230	$2,124	$466,085
2017	5,946	2,139	480,067
2018	4,107	2,149	494,469
2019	2,365	2,166	509,303
2020	1,181	2,084	524,582
Later years	5,051	25,407	6,934,700
Total minimum lease payments	$26,880	36,069	9,409,206

Plus residual financing obligation		-	1,470,663
Less amount representing interest		16,370	5,444,305
Present value of net minimum lease payments (included in debt and financing obligation - see Note 8)		$19,699	$5,435,564

The residual financing obligation approximates the expected net book value of the related assets at the end of the lease to avoid a built-in loss.  Rental expense was $13.8 million for 2015, $13.6 million for 2014, and $13.6 million for 2013.

Contractual Commitments

As of December 31, 2015, the Company had contractual commitments of $5.2 million relating to its internal construction program.  As of December 31, 2015, the Company had total letters of credit of $66.8 million that benefit certain third-party insurers, and 90% of these letters of credit related to recorded liabilities.

10.  Contingencies (including amounts related to discontinued operations)

The Company is party to legal matters arising in the ordinary course of business, including patient care-related claims and litigation, employment-related claims, regulatory matters, and environmental actions.  Management continually evaluates all contingencies based on the best available evidence, and believes that liabilities have been recorded for all losses that are both probable and can be reasonably estimated.  These estimates involve significant judgment and accordingly, the Company’s estimate of losses may change from time to time and actual losses may be more or less than the current estimate.  No estimate of loss or range of possible losses in excess of amounts accrued can be established at this time, individually or in the aggregate, for the matters described below.

General and Professional Self-Insured Liabilities and Litigation

The Company and others in the healthcare industry are subject to claims and lawsuits related to patient care and treatment.  The Company’s allowance for professional liability risks, as described in Note 2, includes an estimate of the expected cost to settle reported claims and an amount, based upon past experience, for losses incurred but not yet reported.   General and professional liability had a short-term component of $92.8 million and $92.0 million at December 31, 2015 and 2014, respectively, which was included in accrued insurance liabilities, and long-term component of $222.4 million and $197.0 million, respectively, which was included in other long-term liabilities.  The expense for general and professional liability claims, premiums and administrative fees of $120.6 million for 2015, $120.6 million for 2014, and $95.3 million for 2013,  was included in operating expenses of continuing and discontinued operations.  These liabilities are necessarily based on estimates and although management believes that the liability is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded which could result in an adjustment to future earnings.

Regulatory Matters

The Company is routinely and currently subject to various payment reviews, audits and inquiries as a result of participating in the Medicare and Medicaid programs and currently and routinely responds to governmental demands, subpoenas, and other requests for information regarding the business and operations of the Company’s business units.  Management has responded to a Civil Investigative Demand, subpoenas, and other requests for information about the Company’s skilled nursing facilities in connection with an inquiry coordinated by the U.S. Department of Justice, the Department of Health and Human Services, Office of Inspector General, and certain state attorneys general offices.  In 2015, three qui tam lawsuits previously filed in the Eastern District of Virginia under the False Claims Act and certain state laws were unsealed, and a Complaint in Intervention filed by the United States was unsealed.  The Complaint asserts claims against the Company under the False Claims Act based on allegations that the Company billed federal healthcare programs for services that were not reasonable and necessary, and/or were not skilled in nature.  The Company believes it is in material compliance with all applicable laws and regulations and is vigorously defending itself in this matter.  However, because the matter is ongoing, the ultimate outcome is uncertain and could, among other things, (1) require substantial management time and costs to continue to defend the Company’s actions; (2) require the Company to refund or adjust amounts previously paid for services under the governmental programs; (3) require payment of substantial fines, penalties or other sanctions; (4) result in the loss of the Company’s facilities’ right to participate in the Medicare or Medicaid programs; or (5) cause damage to the Company’s reputation.

Employment-Related Lawsuits

A variety of federal and state employment-related laws and regulations apply to the Company’s operations including the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, federal and state wage and hour laws, state minimum staffing requirements applicable to healthcare providers, and a variety of other laws enacted to govern employment-related matters.  The Company has employment-related claims at various stages of investigation and resolution.  Liabilities are recorded for such claims when losses are probable and the amount can be reasonably estimated.

Environmental Liabilities

One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions allege that PRPs transported and/or generated hazardous substances that came to be located at the sites in question.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a PRP has not yet been quantified.  At December 31, 2015 and 2014, the Company had $2.6 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was  determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs, and the portion of the liability for which the Company is responsible.

11.  Discontinued Operations

The Company continually evaluates the performance of its operating units to determine whether to close or sell underperforming or non-strategic assets.  During 2015, the Company completed the sales of two long-term care facilities and one home care agency that were held for sale and classified as discontinued operations as of December 31, 2014.   During 2014, the operations of two long-term care facilities were sold.  The Company sold one long-term care facility in 2013.  The results of operations and the gain on sale, if applicable, for these operating units were presented as discontinued operations for all periods.  See Note 3, regarding the 2015 divestiture plan which is accounted for as part of continuing operations under the new accounting standards effective January 1, 2015.

Following is a summary of discontinued operations:

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Revenues	$4,499	$32,685	$58,243

Loss from operations before income tax benefit	$(15,736)	$(24,397)	$(27,439)
Income tax benefit	(6,216)	(9,550)	(10,835)
Loss from operations	(9,520)	(14,847)	(16,604)
Gain on divestiture of operations, net of income taxes of $2,599, $3,786 and $4,597	3,980	5,846	7,120
Loss from discontinued operations	$(5,540)	$(9,001)	$(9,484)

The Company retains risk for loss contingencies related to discontinued operations as described in Note 10.  Such liabilities were estimated based on the best available evidence and are updated as additional information becomes available.  Any changes to estimates are recorded in results of discontinued operations.

12.  Redeemable Preferred Stock and Common Stock

Redeemable Preferred Stock

The preferred stock has a liquidation preference of $1,000 per share, plus any unpaid accrued dividends.  The preferred holders receive dividends equal to 10% of the liquidation preference, payable semiannually on October 1 and April 1.  The preferred holders are only entitled to the limited voting rights granted under Delaware law and the preferred stock is not convertible into any other stock of the Company.  The Company has the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends, to the date of redemption on the date of the earliest to occur of (i) April 7, 2016, (ii) the initial public offering of equity interests of the Company or its successor entity, or (iii) a sale of the Company.  As of April 7, 2016, holders of a majority of the outstanding preferred stock will have the right to cause the Company to redeem the preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such shares, plus any unpaid accrued dividends.  Any preferred stock redeemed by the Company will be cancelled.

The redeemable preferred stock is classified outside of permanent equity because it is redeemable at the option of the holders.  The carrying value of the preferred stock was equal to the redemption value of $1,025 per share at both December 31, 2015 and 2014.

Common Stock

Pursuant to a shareholders agreement, there are restrictions on the ability to transfer or sell shares.  Certain executive officers have a right to require the Company to repurchase their equity securities if their employment is terminated without cause or by reason of death or disability.

13.  Stock-Based Compensation

The Company maintains an Equity Incentive Plan under which it has granted awards to executive and non-executive officers.  At December 31, 2015, there were 144,953 shares available for grant under the plan.

Restricted Stock

Restricted stock balances include both fully vested and non-vested restricted stock.  Certain restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their holdings on the grant date, and other shares also require achieving certain rates of return in connection with the liquidity event.  Any outstanding restricted shares that have not vested upon the occurrence of a liquidity event will become time-vested restricted shares that vest two years after the principal shareholders liquidate down to less than 10% of their holdings on the grant date.  The grant-date fair value of non-vested restricted shares will be determined and expensed at such time a liquidity event becomes probable.  The non-vested restricted shares have the right to receive forfeitable dividends.

The restricted stock activity for 2015 was as follows:

Shares
Non-vested restricted shares:
Outstanding at December 31, 2014	1,997,603
Granted	1,640,000
Forfeited	(30,817)
Outstanding at December 31, 2015	3,606,786

In June 2014, all holders of outstanding stock options elected to participate in the Company’s offer to exchange options for liquidity-vested restricted common stock of the Company on a four options for one restricted share basis.  The Company’s stock-based compensation expense was $0 for 2015, $0.1 million for 2014, and $0.6 million for 2013, which includes time-vested stock options and restricted stock, if applicable.  Stock-based compensation expense was recorded in general and administrative expenses.

14.  Employee Benefit Plans

Defined Benefit Plans

The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status

The funded status of the plan was as follows:

	2015	2014
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$18,232	$17,252
Service cost	929	955
Interest cost	646	828
Actuarial (gain) loss	(2,728)	4,165
Benefits paid	(1,498)	(181)
Settlements	(119)	(4,787)
Benefit obligation at end of year	15,462	18,232

Change in plan assets
Fair value of plan assets at beginning of year	1,521	1,677
Actual return on plan assets	13	53
Employer contribution	1,481	4,759
Benefits paid	(1,498)	(4,777)
Settlements	(119)	(191)
Fair value of plan assets at end of year	1,398	1,521
Funded status at end of year	$(14,064)	$(16,711)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(42)	$(165)
Long-term liabilities	(14,022)	(16,546)
	$(14,064)	$(16,711)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$975	$2,828

Accumulated benefit obligation for all plans	$9,298	$11,033

The Company expects to recognize less than $0.1  million of the net actuarial loss in 2016.

Components of Net Pension Cost

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Service cost	$929	$955	$879
Interest cost	646	828	607
Expected return on plan assets	(85)	(92)	(121)
Amortization of net actuarial loss	235	146	99
Settlement loss	27	1,095	46
Net pension cost	$1,752	$2,932	$1,510

Disclosure Assumptions

	2015	2014
For determining benefit obligations at December 31:
Weighted-average discount rate	4.22%	3.75%
Rate of compensation increase	5.00%	5.00%

	2015	2014	2013
For determining net pension cost for the year:
Weighted-average discount rate	3.75%	4.73%	3.71%
Expected return on assets	6.25%	6.25%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Assets

The Company measures the assets held in its qualified defined benefit pension plan at fair value using the three-tier hierarchy described in Note 6.  All of the Company’s pension assets use Level 1 observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets at December 31 were as follows:

	2015	2014
	(In thousands)
Asset Category:
Cash and cash equivalents	$3	$3
Equity securities	706	755
Debt securities	689	763
Total assets	$1,398	$1,521

The Company’s investment strategy for its defined benefit plan is  a target of 50% equity securities and 50% debt securities, which is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic mutual funds in large, medium, and small cap companies.  Debt securities consist of bond mutual funds.

Cash Flows

The expected benefit payments for the 10 years subsequent to December 31, 2015 are as follows:

2016 – $0.2 million;  2017 – $3.5 million; 2018 – $0.2 million; 2019 – $0.1 million;  2020 – $0.2 million; and 2021-2025 – $45.2 million.  In 2016, the Company expects to contribute pension payments of less than $0.1 million.

Other Information

In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers.  The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary.  The Company’s share of the cash surrender value of the policies was $1.7 million and $2.7 million at December 31, 2015 and 2014,  respectively.  The balances were included in other long-term assets.  The Company’s obligation of $1.7 million and $2.1 million at December 31,  2015 and 2014, respectively, was included in other long-term liabilities.

Defined Contribution Plans

The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs.  The Company’s expense for these plans was $8.7 million in 2015, $16.4 million in 2014, and $21.6 million in 2013.  The Company matches participant contributions up to a maximum of 1% of the participant’s compensation, as defined in each plan.  The match was suspended for the first half of 2015, and resumed on July 1, 2015.   The fluctuations in expense from 2013 to 2014 were attributable to the obligations of the non-qualified programs.

15.  Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive loss,  by component, were as follows:

	2015	2014	2013
	(In thousands)
Defined benefit pension plans, net of income taxes:
Balance at January 1	$(2,828)	$(954)	$(1,917)

Change before reclassifications:
Net actuarial gain (loss)	2,656	(4,204)	1,401
Tax effect	(967)	1,633	(527)
	1,689	(2,571)	874

Amounts reclassified:
Amortization of net actuarial loss	235	146	99
Settlement loss	27	1,095	46
Tax effect	(98)	(544)	(56)
	164	697	89
Other comprehensive income (loss), net	1,853	(1,874)	963

Balance at December 31	$(975)	(2,828)	$(954)

16.  Segment Information

The Company’s reportable operating segments are Long-Term Care and Hospice and Home Health.  Long-Term Care includes the operation of skilled nursing centers, assisted living facilities, and memory care facilities.   The Other category includes other health care-related businesses.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies described in Note 2.  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-Term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2015:
Revenues from external customers	$3,468,999	$532,131	$78,445	$4,079,575
Depreciation and amortization	130,906	1,718	4,813	137,437
Operating margin	560,225	106,856	1,956	669,037

Year ended December 31, 2014:
Revenues from external customers	$3,539,399	$526,308	$79,813	$4,145,520
Depreciation and amortization	136,680	1,959	4,228	142,867
Operating margin	604,734	112,813	4,543	722,090

Year ended December 31, 2013:
Revenues from external customers	$3,531,764	$503,306	$81,930	$4,117,000
Depreciation and amortization	136,190	1,774	4,605	142,569
Operating margin	666,877	102,941	4,262	774,080

The following table reconciles segment operating margin to consolidated (loss) income from continuing operations before income taxes:

	Year ended December 31,
	2015	2014	2013
	(In thousands)
Segment operating margin	$669,037	$722,090	$774,080
General and administrative	(137,992)	(149,481)	(151,238)
Depreciation and amortization	(137,437)	(142,867)	(142,569)
Asset impairment	-	(203,108)	-
Total other expenses, net	(493,324)	(401,156)	(407,376)
(Loss) income from continuing operations before income taxes	$(99,716)	$(174,522)	$72,897